# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monopar Therapeutics Inc., CIK 0001645469
CUSIP: 61023L207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1000 Skokie Blvd Suite 350, Wilmette, Illinois (IL), 60091
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-111584
Filed by CIK 0000901832

## Reporting persons
- AstraZeneca PLC: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 522,667; shared voting power 0; sole dispositive power 522,667; shared dispositive power 0; aggregate amount beneficially owned 522,667 (7.8% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents shares directly held by Alexion Pharmaceuticals, Inc., a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and Alexion Pharmaceuticals, Inc. may each be deemed to have sole voting and dispositive power over the shares.
  
  Note to Row 11: Based upon 6,682,584 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q ("Form 10-Q") filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.
- Alexion Pharmaceuticals, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 522,667; shared voting power 0; sole dispositive power 522,667; shared dispositive power 0; aggregate amount beneficially owned 522,667 (7.8% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents shares directly held by Alexion Pharmaceuticals, Inc., a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and Alexion Pharmaceuticals, Inc. may each be deemed to have sole voting and dispositive power over the shares.
  
  Note to Row 11: Based upon 6,682,584 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.

## Item 1. Issuer
Name of issuer: Monopar Therapeutics Inc.
Address of issuer's principal executive offices: 1000 Skokie Blvd., Suite 350 Wilmette, IL, 60091

## Item 2. Person Filing
Name of person filing: See response to Item 2(c).
Address of principal business office or, if none, residence: See response to Item 2(c).
Citizenship:
This statement is filed on behalf of:

AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
Citizenship: United Kingdom

Alexion Pharmaceuticals, Inc.
121 Seaport Boulevard
Boston, Massachusetts 02210
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 522,667 shares
Percent of class: 7.8%. Based upon 6,682,584 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2025.
Sole power to vote or to direct the vote:
AstraZeneca PLC: 522,667 shares
Alexion Pharmaceuticals, Inc.: 522,667 shares
Shared power to vote or to direct the vote:
AstraZeneca PLC: 0 shares
Alexion Pharmaceuticals, Inc.: 0 shares
Sole power to dispose or to direct the disposition:
AstraZeneca PLC: 522,667 shares
Alexion Pharmaceuticals, Inc.: 522,667 shares
Shared power to dispose or to direct the disposition:
AstraZeneca PLC: 0 shares
Alexion Pharmaceuticals, Inc.: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AstraZeneca PLC: /s/ Matthew Bowden, Matthew Bowden / Company Secretary (02/06/2026)
- Alexion Pharmaceuticals, Inc.: /s/ Todd Spalding, Todd Spalding / Secretary (02/06/2026)